EXHIBIT 99.73
UNDERWRITING AGREEMENT

July 15, 2011

Pretium Resources Inc.
2300 – 1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

The undersigned, CIBC World Markets Inc. as the lead underwriters (the “Lead Underwriter” or “CIBC”), BMO Nesbitt Burns Inc. (“BMO”) and GMP Securities L.P. (“GMP”) (collectively, the “Underwriters” and each individually an “Underwriter”) understand that Pretium Resources Inc. (“Pretivm”) proposes to issue and sell to the Underwriters an aggregate of 1,390,000 flow-through common shares (individually, an “FT Share” and collectively, the “FT Shares”).

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby severally, and not jointly, offer to purchase from Pretivm in the respective percentages set forth in section 17 hereof, and Pretivm agrees to issue and sell to the Underwriters on an underwritten basis, all but not less than all of the FT Shares at a price of $10.85 per FT Share (the “Purchase Price”), provided that the Underwriters may arrange for substituted purchasers for the FT Shares who are resident in the Qualifying Provinces (as hereinafter defined) under the applicable Requirements (the “Offering”).

DEFINITIONS

In this Agreement:

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“Acquisition Agreement” means the share purchase and sale agreement between Pretivm and Silver Standard made as of October 28, 2010, as amended by the amending agreement between Pretivm and Silver Standard made as of November 4, 2010;

“Affiliate” or “affiliate” has the meaning given to it in the Securities Act (British Columbia);

“Agreement” means this agreement among Pretivm and the Underwriters relating to the Offering;

“Applicable Securities Laws” means all applicable securities laws, including the Securities Act in each of the Qualifying Provinces, collectively, and the respective rules, regulations, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the securities regulatory authorities in the Qualifying Provinces;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

“BMO” has the meaning given to it above;

“Brucejack Project” means Pretivm’s advanced stage gold-silver exploration project located approximately 65 kilometres north of the town of Stewart in northwest British Columbia;

“Business Day” means any day, other than a Saturday or Sunday, on which banks in Vancouver, British Columbia are open for commercial banking business during normal banking hours;

“Canadian Exploration Expense(s)” or “CEE” means expenses described in paragraph (f) of the definition thereof in subsection 66.1(6) of the ITA or that would be included in paragraph (h) of such definition if the reference therein to “paragraphs (a) to (d) and (f) to (g.1)” were a reference to “paragraph (f)”; (other than expenditures which constitute “Canadian exploration and development overhead expense” (“CEDOE”) as prescribed for the purposes of paragraph 66(12.6)(b) of the ITA, specified seismic data expenses as described in paragraph 66(12.6)(b.1) of the ITA, and any expenses for prepaid services or rent that do not qualify as outlays or expenses for the period as described in the definition of “expense” in the subsection 66(15) of the ITA);

“Canadian Securities Regulators” means, collectively, the applicable securities commission or securities regulatory authority in each of the Qualifying Provinces;

“CDS” means The Canadian Depository for Securities Limited;

“CFPOA” has the meaning given to it in section 3.1(ff);

 “CIBC” has the meaning given to it above;

“Claim” has the meaning given to it in section 8.1;

“Closing” means the completion of the issue and sale of the FT Shares pursuant to this Agreement;

“Closing Date” means July 15, 2011 or such other date as Pretivm and the Underwriters may agree upon in writing;

“Closing Time” means 5:00 a.m. (Vancouver time) on the Closing Date;

“Combined Project Assets” means the Brucejack Project and the Snowfield Project together with other associated assets owned by Pretivm;

“Continuous Disclosure Documents” has the meaning given to it in section 3.1(a)(iii);

“contract” has the meaning given to it in section 3.1(q)(ii)(D);

“Directors” means the directors of Pretivm, elected or appointed from time to time;

“Bid Letter” has the meaning given to it in section 3.3;

“Environmental Law” has the meaning given to it in Section 3.1(v);

“Expenditure Period” means the period commencing on the date of acceptance of the FT Subscription Agreements and ending on the earlier of:

(a)	the date on which the Flow-Through Funds has been fully expended in accordance with the terms of the FT Subscription Agreements; and

(b)	December 31, 2012;

“FCPA” has the meaning given to it in section 3.1(ff);

“Financial Statements” means the audited financial statements of Pretivm for the fiscal year ended December 31, 2010, together with the notes thereto and the report of PWC thereon and the unaudited interim financial statements for the three months ended March 31, 2011;

“Flow-Through Funds” means the amount which is equal to $10.85 multiplied by the number of FT Shares purchased by the Purchaser;

“FT Share” means a common share of Pretivm that is a “flow-through share” as defined in the ITA, and “FT Shares” means more than one FT Share;

“FT Subscription Agreement” means the agreement between Pretivm and a Purchaser pursuant to which the Purchaser subscribes for FT Shares and includes all schedules and exhibits attached thereto, in each case as they may be amended or supplemented from time to time;

“GMP” has the meaning given to it above;

“GST” has the meaning given to it in section 16;

“Hazardous Substances” has the meaning given to it in section 3.1(v);

“HST” has the meaning given to it in section 16;

“IFRS” means international financial reporting standards from time to time approved by the International Accounting Standards Board, or any successor body;

“Indemnified Party” has the meaning given to it in section 8.1;

“Indemnifier” has the meaning given to it in section 8.1;

“Investor Rights Agreement” means the investor rights agreement between Pretivm and Silver Standard dated December 21, 2010;

“ITA” means the Income Tax Act (Canada), as amended from time to time;

“Lead Underwriter” has the meaning given to it above;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets (including the Snowfield Project, the Brucejack Project and the Combined Project Assets);

“Material Adverse Effect” means any change, event, violation, circumstance or effect which is or is reasonably likely to have a material adverse effect on a person’s business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets (including the Snowfield Project, the Brucejack Project and the Combined Project Assets), in all cases, whether or not arising in the ordinary course of business and considered on a consolidated basis;

“material change” means a material change for the purposes of Applicable Securities Laws or, where undefined under Applicable Securities Laws, means a change in the business, operations or capital of a person that would reasonably be expected to have a significant effect on the market price or value of its securities and includes a decision to implement such a change made by the board of directors of such person, or, alternatively, by senior management of such person, where they believe that confirmation of the decision by the board of directors of such person, is probable;

“Material Contracts” has the meaning set out in section 3.1(hh);

“material fact” means a material fact for the purposes of Applicable Securities Laws or, where undefined under Applicable Securities Laws, means a fact that would reasonably be expected to have a significant effect on the market price or value of a person’s securities;

“Mining Claims” has the meaning given to it in section 3.1(s);

“misrepresentation” means a misrepresentation for the purposes of Applicable Securities Laws or, where undefined under applicable Applicable Securities Laws, means any untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made;

“NI 31-103” means National Instrument 31-103 Registration Requirements and Exemptions adopted by the Canadian Securities Regulators;

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Regulators;

“NI 45-106” means National Instrument 45-106 Prospectus and Registration Exemptions adopted by the Canadian Securities Regulators;

“notice” has the meaning given to it in section 22;

“NP 11-202” means National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Regulators;

“Offering” has the meaning given to it above;

“Permitted Encumbrances” has the meaning ascribed to such term in the Acquisition Agreement;

“Pretivm” has the meaning given to it above;

“Pretivm Exploration” means Pretivm Exploration Inc.;

"Purchase Price” has the meaning given to it above;

“Purchaser” means a purchaser of FT Shares arranged by the Underwriters pursuant to the Offering, including, if applicable, the Underwriters;

“PWC” means PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of Pretivm;

“Qualifying Expenses” means the expenses incurred in performing the Pretivm exploration program which will:

(a)	qualify as CEE;

(b)
qualify as “flow-through mining expenditures” (“FTME”) as described in subsection 127(9) of the ITA and “BC flow-through mining expenditures” as defined in the Income Tax Act (British Columbia), to the extent such expenses are incurred (or are deemed to be incurred) on or before December 31, 2012 so as to allow a Purchaser who is an individual (other than a trust) to claim a tax credit in respect of the FTME; and

(c)
be incurred by conducting mining exploration activities from or above the surface of the earth, all or substantially all of which is conducted in British Columbia, for the purpose of determining the existence, location, extent or quality of a mineral resource in British Columbia that is a base or precious metal deposit or a mineral deposit in respect of which:

(i)	the federal Minister of Natural Resources has certified that the principal mineral extracted is an industrial mineral contained in a non-bedded deposit;

(ii)	the principal mineral extracted is ammonite gemstone, calcium chloride, diamond, gypsum, halite, kaolin or sylvite; or

(iii)	the principal mineral extracted is silica that is extracted from sandstone or quartzite;

and is not an expense in respect of:

(iv)	trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than Specified Sampling);

(v)	digging test pits (other than digging test pits for the purpose of carrying out Specified Sampling); and

(vii)	preliminary sampling (other than Specified Sampling);

“Qualifying Provinces” means all of the provinces of Canada;

“Regulation D” means Regulation D under the 1933 Act;

“Regulation S” means Regulation S under the 1933 Act;

“Related Agreements” means:

(a)	this Agreement; and

(b)	the FT Subscription Agreements.

“Requirements” means:

(a)	the exemption from the prospectus requirement of the Acts which is set forth in Section 2.3 of NI 45-106; and

(b)
the registration requirements or exemptions from the registration requirements of the Acts which are outlined in NI 31-103 and the published policy statements, blanket orders, notices and rulings related thereto;

“Silver Standard” means Silver Standard Resources Inc.;

“Snowfield Project” means Pretivm’s advanced stage gold-copper exploration project located immediately north of the Brucejack Project;

“Specified Sampling” means the collecting and testing of samples in respect of a mineral-resource except that specified sampling does not include:

(a)	the date on which the commitment amount has been fully expended in the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and

(b)
the collecting or testing of a sample collected at any time in a calendar year in respect of any one mineral resource if the total weight of all such samples collected (by Pretivm any partnership of which it is a member or any combination of the Issuer and any such partnership) in the period in the calendar year that is before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes;

“subsidiary” has the meaning given to it in the Securities Act (British Columbia);

“Transfer Agent” means Computershare Investor Services Inc.;

“TSX” means the Toronto Stock Exchange;

“Underwriter” and “Underwriters” have the respective meanings given to them above;

“Underwriting Fee” has the meaning given to it in section 4; and

“Underwriters Expenses” means the expenses and reimbursements to which the Underwriters are entitled pursuant to Section 16.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. Reference to “Sections” or “Clauses” are to the appropriate section or clause of this Agreement.

Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge of Pretivm, it is deemed to refer to the actual knowledge (after due inquiry) of Robert Quartermain, Joseph Ovsenek, Kenneth McNaughton and Peter de Visser.

All references to dollars or “$” are to Canadian dollars unless otherwise expressed.

TERMS AND CONDITIONS

1.                        Nature of the Transaction

1.1                      Each Purchaser shall purchase the FT Shares in accordance with such procedures as Pretivm and the Underwriters may mutually agree, acting reasonably, in order to fully comply with the Applicable Securities Laws and any applicable laws of the jurisdiction in which such purchase takes place. Pretivm hereby agrees to secure compliance with all applicable securities regulatory requirements of the Qualifying Provinces on a timely basis in connection with the distribution of the FT Shares.  The Underwriters agree to assist Pretivm in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

2.                        Covenants and Representations of the Underwriters

2.1                      The Underwriters will only arrange for the purchase of the FT Shares in accordance with Applicable Securities Laws and to persons who represent themselves as being:

(a)	persons purchasing as principal or deemed to be purchasing as principal under Applicable Securities Laws or purchasing as authorized agents on behalf of a disclosed principal; and

(b)	qualified to purchase the FT Shares under the applicable Requirements in the Qualifying Provinces.

2.2                      The Underwriters covenant with Pretivm that they will:

(a)	obtain from each Purchaser an appropriate executed FT Subscription Agreement;

(b)
ensure that any selling agent appointed by the Underwriters in connection with the sale of FT Shares agrees with the Underwriters to comply with the covenants and obligations of the Underwriters contained herein; and

(c)
execute and deliver to Pretivm, subject to the terms and conditions of this Agreement, any certificate required to be executed by them under the Acts provided that the Underwriters are satisfied, acting reasonably, that is appropriate and responsible to do so.

2.3                      Each of Pretivm and the Underwriters acknowledges that none of the FT Shares have been or will be registered under the 1933 Act or any state securities laws and may not be offered or sold in the United States.

2.4                      Notwithstanding the foregoing provisions of this Section 2, an Underwriter will not be liable to Pretivm under this Section 2 with respect to a default under this Section 2 by another Underwriter or a selling agent appointed by another Underwriter.

2.5                      Each Underwriter represents and warrants to, and covenants with, Pretivm that at least one of the Underwriters is duly registered in the appropriate category of dealer under the Applicable Securities Laws in each of the Qualifying Provinces.

2.6                      The Underwriter, should it purchase any FT Shares hereunder, represents and warrants to Pretivm that it is acquiring the FT Shares as principal for its own account and not for the benefit of any other person and it is an “accredited investor” as such term is defined in NI 45-106.

3.                        Representations and Warranties of Pretivm

3.1                      Pretivm represents, warrants and covenants to and with the Underwriters as follows:

(a)                      Corporate Status

(i)
Pretivm.  Pretivm is a corporation duly incorporated, organized and subsisting under the BCBCA and has all requisite corporate power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Continuous Disclosure Documents, and to enter into and deliver the Related Agreements to which it is or will be a party and to perform its obligations thereunder.  No act or proceeding has been taken by or against Pretivm in connection with its liquidation, winding-up or bankruptcy.

(ii)
Subsidiary.  Pretivm Exploration is a corporation duly incorporated, organized and subsisting under the BCBCA and has all requisite corporate power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Continuous Disclosure Documents.  No act or proceeding has been taken by or against Pretivm Exploration in connection with its liquidation, winding-up or bankruptcy.

(iii)
Authority of Pretivm. All necessary action has been taken by Pretivm to authorize the execution and delivery by Pretivm of the Related Agreements to which Pretivm is currently a party and the performance by Pretivm of its obligations thereunder, and each of the Related Agreements to which Pretivm is currently a party has been duly executed and delivered and constitutes a valid and legally binding obligation of Pretivm enforceable against it in accordance with its terms.  At the time of execution of all Related Agreements to be entered into by Pretivm, all necessary action will have been taken by Pretivm to authorize the execution and delivery by Pretivm of such Related Agreements and the performance by Pretivm of its obligations thereunder, and each such Related Agreement to which Pretivm will be a party will have been duly executed and delivered and will constitute a valid and legally binding obligation of Pretivm enforceable against it in accordance with its terms.

All documents previously published or filed by Pretivm with, or furnished by Pretivm to, the Canadian Securities Regulators (the “Continuous Disclosure Documents”), contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws in the Qualifying Provinces, other than as subsequently corrected and published or filed by Pretivm;

(b)	Financial Statements and Auditors.

(i)	Company Statement of Financial Position. The Financial Statements:

(A)	are in accordance with the books, records and accounts of Pretivm and Pretivm Exploration;

(B)	are complete and correct in all material respects and presents fairly, on a consolidated basis, the assets, liabilities and financial position of Pretivm as at the date indicated; and

(C)	have been prepared in accordance with IFRS and the order dated March 17, 2011 issued by the securities commission in the Province of British Columbia, Canada;

(c)
Liabilities.  Neither Pretivm nor Pretivm Exploration has any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise required to be disclosed under IFRS, which are not disclosed or referred to in the Financial Statements.

(d)
Significant Acquisitions and Significant Dispositions.  Other than completion of the transactions contemplated in the Acquisition Agreement, including the exercise of the option described therein, no acquisitions or dispositions have been made by Pretivm or Pretivm Exploration in the three most recently completed fiscal years that are “significant acquisitions” or “significant dispositions” under Applicable Securities Laws and neither Pretivm nor Pretivm Exploration is in discussions with another party in respect of any proposed acquisition of a business or related business that has progressed to a state where a reasonable person would believe that the likelihood of Pretivm or Pretivm Exploration completing the acquisition is high and that, if completed by Pretivm or Pretivm Exploration as at the date hereof, would be a “significant acquisition”, in each case which would require disclosure pursuant to Applicable Securities Laws.

(e)	Auditors. PWC are independent with respect to Pretivm as required by Applicable Securities Laws.

(f)
Internal Controls.  Each of Pretivm and Pretivm Exploration maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are   recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Pretivm reasonably believes that Pretivm’s and Pretivm Exploration’s internal controls over financial reporting are effective and Pretivm is not aware of any material weakness in their respective internal controls over financial reporting.

Since incorporation, there has been no change in Pretivm’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pretivm’s internal control over financial reporting.

(g)
Transfer Agent. Computershare Investor Services Inc., at its principal office in Vancouver and Toronto, has been duly appointed as the registrar and transfer agent in respect of the common shares of the Company, including the FT Shares.

(h)
Exchange Approval. The common shares of the Company are listed and posted for trading on the TSX and prior to the Closing Time, the TSX will have conditionally approved the listing of the FT Shares and, subject only to Pretivm fulfilling the customary post-closing conditions of TSX.

(i)
Consents. No consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required except such as shall have been made or obtained at or before the Closing Time from the Canadian Securities Regulators and the TSX, for the execution, delivery and performance by Pretivm of the Related Agreements to which it is or will be a party, the sale of the FT Shares, and the consummation by Pretivm of the transactions contemplated therein.

(j)
No Material Change in Company. Except as disclosed in the Continuous Disclosure Documents, subsequent to the date of the Financial Statements, there has not been any material change (financial or otherwise) in the business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets of Pretivm or Pretivm Exploration and no event has occurred or circumstance exists which could reasonably be expected to result in such a material change.

(k)	Capitalization.

(i)
Pretivm.  Pretivm is authorized to issue an unlimited number of common shares, without par value, of which 85,470,086 common shares are issued and outstanding as at the date hereof, and an   unlimited number of preferred shares, none of which are issued and outstanding as at the date hereof.  All of the issued and outstanding shares of Pretivm are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with applicable laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from Pretivm any common shares of Pretivm or other security of Pretivm or any security convertible into, or exercisable for, common shares of Pretivm or any other such security.

(ii)
Subsidiary.  Pretivm Exploration is authorized to issue an unlimited number of common shares, of which three common shares are issued and outstanding as at the date hereof, all of which are beneficially owned, directly or indirectly, by Pretivm free and clear of any Lien, all of the outstanding equity interests in Pretivm Exploration have been duly authorized and validly issued, none of the outstanding equity interests of Pretivm Exploration were issued in violation of pre-emptive or similar rights of any security holder of Pretivm Exploration and all of such equity interests are outstanding as fully paid and non-assessable shares.  There exist no options, warrants, purchase rights, or other contracts or commitments that would require Pretivm or any other person to sell, transfer or otherwise dispose of any equity interests of Pretivm Exploration or for the issue or allotment of any unissued shares in the capital of Pretivm Exploration or any other security convertible into or exchangeable for any such shares.

(l)
Fully Paid Shares.  All of the FT Shares to be sold by Pretivm hereunder have been, or will by the Closing Time be, duly authorized and issued as fully paid and non-assessable shares, and will have been issued in compliance with all applicable laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from Pretivm any common shares of Pretivm, or other security of Pretivm, or any security convertible into, or exercisable for, common shares of Pretivm or any other such security.

(m)	Books and Records.

(i)
The minute books and corporate records of Pretivm are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the Directors (and any committees of such Directors) and shareholders of Pretivm as at the date hereof and at the Closing Date will contain all minutes of all meetings and all resolutions of the Directors (and any committees of such Directors) and shareholders of Pretivm.

(ii)
The minute books and corporate records of Pretivm Exploration are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of Pretivm Exploration as at the date hereof and at the Closing Date will contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of Pretivm Exploration.

(n)
Voting Agreements.  Other than the Investor Rights Agreement, Pretivm is not and will not be a party to any agreement, nor is Pretivm aware of any agreement which affects the voting control of any of the securities of Pretivm or Pretivm Exploration.

(o)
Options.  Except in connection with the stock options granted under Pretivm’s stock option plan and in connection with certain warrants of the Company as disclosed in the Continuous Disclosure Documents, no person now has, or will immediately following the Closing Time have, any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of common shares of Pretivm or Pretivm Exploration.

(p)
Registration Rights.  Except as set out in the Investor Rights Agreement, no person has, or will immediately following the Closing Time have, any rights to require qualification for distribution under Applicable Securities Laws its common shares of Pretivm.

(q)
No Defaults. The execution and delivery of this Agreement and the other Related Agreements, the fulfilment of the terms hereof and thereof by Pretivm, and the sale and delivery of the FT Shares as contemplated by this Agreement and the Related Agreements, as applicable, do not and will not:

(i)
require the consent, approval, authorization, registration or qualification of or with any governmental authority, exchange, Canadian Securities Regulator or other regulatory commission or agency or third party, except those that are required under Applicable Securities Laws and applicable exchange regulations, all of which have been obtained (or will be obtained prior to the Closing Time); or

(ii)
result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A)
any of the provisions of the constating documents of Pretivm or of Pretivm Exploration or any resolutions of the directors or shareholders of Pretivm or of Pretivm Exploration or any committee of any of them;

(B)	any indenture, agreement or other instrument to which Pretivm or Pretivm Exploration is a party or by which it is contractually bound;

(C)
any statute, rule, regulation or law applicable to Pretivm or Pretivm Exploration including, without limitation, the Applicable Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over Pretivm or Pretivm Exploration; or

(D)
any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by Pretivm or Pretivm Exploration under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any Lien upon any property or assets of Pretivm or Pretivm Exploration under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which Pretivm or Pretivm Exploration is a party or by which it is bound, or to which its assets or businesses is subject (each, for the purpose of this section 3, a “Contract”), including any other Related Agreement and the Investor Rights Agreement, which individually or in the aggregate would (1) have or result in a Material Adverse Effect on Pretivm or (2) materially affect or impair Pretivm’s ability to perform the obligations contemplated in the Related Agreements.

(r)	Marketable Title to Assets. As at the Closing Time,

(i)
Pretivm and Pretivm Exploration own, hold or lease all such properties as are necessary to the conduct of their respective businesses as presently operated and as proposed to be operated as described in the Continuous Disclosure Documents;

(ii)
Pretivm and Pretivm Exploration have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens other than Permitted Encumbrances; and any real property and buildings to be held under lease or sublease by Pretivm and Pretivm Exploration are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by Pretivm and Pretivm Exploration; and

(iii)
neither Pretivm nor, to the knowledge of Pretivm, Pretivm Exploration has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by Pretivm or Pretivm Exploration.

(s)
Mining Claims.  All interests in material mining claims, concessions, exploitation or extraction rights or similar rights (“Mining Claims”) that are held by Pretivm or Pretivm Exploration are in good standing, free and clear of any material Liens, other than the Permitted Encumbrances, and except as disclosed in the Continuous Disclosure Documents, or as constitutes a Permitted Encumbrance, no royalty is payable in respect of any of them. Except as disclosed in the Continuous Disclosure Documents, no other material property rights are necessary for the conduct of Pretivm’s business as described therein and there are no material restrictions on the ability of Pretivm and Pretivm Exploration to use, transfer or otherwise exploit any such property rights.  The Mining Claims by Pretivm or Pretivm Exploration cover the properties required by Pretivm for the purposes described in the Continuous Disclosure Documents and no other property rights are necessary for the conduct of Pretivm’s business as described in the Continuous Disclosure Documents.  No dispute between Pretivm or Pretivm Exploration and any local, native or indigenous group exists or to the knowledge of Pretivm is threatened or imminent with respect to the Snowfield Project, the Brucejack Project or Pretivm’s exploration activities that could reasonably be expected to have a Material Adverse Effect.

(t)
Mineral Resource Disclosure.  The information in the Continuous Disclosure Documents relating to estimates by Pretivm of the measured, indicated and inferred resources associated with the Snowfield Project and the Brucejack Project has been prepared in all material respects by a “qualified person” in accordance with NI 43-101.  Pretivm believes that all of the assumptions underlying such resource estimates are reasonable and appropriate.

(u)	Technical Information. Pretivm has filed with the Canadian Securities Regulators all technical reports required to be filed by it pursuant to NI 43-101.

(v)
Compliance with Environmental and Health Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by Pretivm or Pretivm Exploration (or, to Pretivm’s knowledge, any other entity for whose acts or omissions Pretivm is or may be liable) upon any property now or previously owned, operated, used or leased by Pretivm or Pretivm Exploration, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which Pretivm has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no pending or, to the best of Pretivm’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against Pretivm or Pretivm Exploration, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  No property of Pretivm or Pretivm Exploration is subject to any Lien under any Environmental Law, other than Permitted Encumbrances.  Neither Pretivm nor Pretivm Exploration is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(w)
Permits. Pretivm and Pretivm Exploration hold all permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like (including as required under Environmental Law) which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as described in the Continuous Disclosure Documents, the lack of which would have a Material Adverse Effect on Pretivm and Pretivm Exploration (taken together as a whole after the Closing Time), and all such permits, by-laws,   licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like are in full force and effect in all material respects and will be in full force and effect in all material respects at the Closing Time, and with no default thereunder.

(x)
Compliance with other Laws.  Each of Pretivm and Pretivm Exploration has conducted and is conducting its activities or business in material compliance with all applicable laws, rules and regulations, including without limitation those of the country, province and municipality in which such entity carries on business or conducts its activities.

(y)
No Claims. There is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of Pretivm) commenced or, to the knowledge of Pretivm, threatened against, or affecting Pretivm or Pretivm Exploration or any of their respective properties, or to which Pretivm or Pretivm Exploration is a party or to which any property of Pretivm or Pretivm Exploration (whether currently owned or to be acquired as a result of the completion of the transactions contemplated in the Continuous Disclosure Documents) is subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board or agency, domestic or foreign, which is, or could reasonably be expected to, individually or in aggregate, result in a Material Adverse Effect on, or which questions the validity of any action taken or to be taken by Pretivm pursuant to or in connection with, any of the Related Agreements or any other transaction or agreement contemplated in the Continuous Disclosure Documents.

(z)
No Cease Trade Orders. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the common shares or any other securities of Pretivm has been issued or made by any Canadian Securities Regulator or exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the knowledge, information and belief of Pretivm are contemplated or threatened by any such authority or under any Applicable Securities Laws.

(aa)	Reporting Issuer and Compliance with Applicable Securities Laws. Pretivm is a reporting issuer or the equivalent thereof in each Qualifying Province where such concept exists.

(bb)
Insurance.  Pretivm maintains insurance in such amounts and covering such risks as Pretivm reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse   Effect. There are no material claims by Pretivm or Pretivm Exploration under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

(cc)
Material Transactions.  Except as disclosed in the Continuous Disclosure Documents, none of the directors, officers or employees of Pretivm or Pretivm Exploration, any known holder or proposed holder of more than 10% of any class of shares of Pretivm, or any known associate or affiliate of any of the foregoing persons or companies has any material interest, direct or indirect, in any material transaction involving Pretivm or Pretivm Exploration which, as the case may be, materially affected, is material to or will materially affect Pretivm or Pretivm Exploration.

(dd)
Brokerage Fees.  Other than the Underwriting Fee payable to the Underwriters pursuant to this Agreement in connection with the offer and sale of the FT Shares, there is no person acting or purporting to act at the request of Pretivm, who is entitled to any brokerage or finder’s fees by Pretivm in connection with the transactions contemplated by this Agreement.

(ee)
No Taxes.  There are no sales, goods and services, harmonized sales, use or transfer taxes or other similar taxes, fees or charges under Canadian or U.S. federal law or the laws of any state, province, territory or any political subdivision thereof, required to be paid by Pretivm in connection with the execution and delivery of this Agreement or the issuance of the FT Shares hereunder.  No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province or territory in connection with the sale and delivery to the Underwriters of the FT Shares or the authorization, execution, delivery and performance of this Agreement.

(ff)
No Corrupt Practices.  None of Pretivm or Pretivm Exploration or any director, officer, agent, employee, affiliate or other person acting on behalf of Pretivm or Pretivm Exploration is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and each of Pretivm and Pretivm Exploration have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies  and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(gg)
Terms of Related Agreements. At or before the Closing Time, Pretivm shall have complied with and fulfilled all of the terms and conditions of the Related Agreements to be complied with by it pursuant thereto at or before such time, and the representations and warranties of it therein will be true and correct as of such time.

(hh)
Material Contracts.  All contracts, agreements indentures, leases, policies, instruments and licenses of Pretivm and Pretivm Exploration that are material to Pretivm and Pretivm Exploration have been disclosed in the Continuous Disclosure Documents (“Material Contracts”) and there are no amendments to such contracts that have been, are  proposed to be, or are required to be, made and all Material Contracts that are required to be filed on www.sedar.com pursuant to applicable securities laws have been so filed.

(ii)
U.S. Selling Restrictions. Pretivm represents, warrants and agrees that (i) none of Pretivm, its subsidiaries, any persons acting on its or their behalf, has engaged or will engage in any directed selling effort (within the meaning of Regulation S) with respect to the FT Shares; (ii) it and they have complied and will comply with the requirements for an “offshore transaction”, as such term is defined in Regulation S; (iii) none of Pretivm, its subsidiaries or any person acting on its or their behalf has offered or will offer to sell any of the FT Shares by means of any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act; (iv) it is a “foreign issuer” within the meaning of Regulation S and reasonably believes that there is no “substantial U.S. market interest” in the FT Shares (as such term is defined under Regulation S); and (v) it will notify Computershare Investor Services Inc. as soon as practicable upon it becoming a “domestic issuer”, as defined in Regulation S.

(jj)	Principal Business Corporation. Pretivm is a “principal business corporation” within the meaning prescribed in section 66(15) of the ITA.

(kk)	Flow-through Shares. With respect to the FT Shares:

(i)
Pretivm will, during the Expenditure Period, incur expenses which are Qualifying Expenses in an amount equal to the Flow-Through Funds and will renounce such amount to the Purchasers of FT Shares effective no later than December 31, 2011 and otherwise comply with its obligations set forth in the FT Subscription Agreements;

(ii)
Pretivm has not entered into any agreements or made any covenants with any parties that would restrict Pretivm from entering into the FT Subscription Agreements and agreeing to incur and renounce Qualifying Expenses during the Expenditure Period in accordance with the FT Subscription Agreements or that would require the prior renunciation to any other person of Qualifying Expenses prior to the renunciation of the Flow-Through Funds in favour of the Purchasers;

(iii)
Pretivm has full corporate right, power and authority to enter into the FT Subscription Agreements, issue the FT Shares, incur and renounce to the Purchasers, Qualifying Expenses in an amount equal to the Flow-Through Funds and has no reason to believe it will be unable to incur during the Expenditure Period, and renounce to the Purchasers, effective on or before December 31, 2011, Qualifying Expenses in an amount equal to the Flow-Through Funds;

(iv)
the representations and warranties made by Pretivm in the FT Subscription Agreements are, or will be, true and correct as of the date at which they are made and Pretivm will fulfill its obligations and comply with all the covenants, terms and conditions of the FT Subscription Agreements;

(v)
at the time of issuance, the FT Shares will be “flow-through shares” as defined in subsection 66(15) of the ITA and will not constitute “prescribed shares” or “prescribed rights” for the purpose of the definition of “flow-through share” in subsection 66(15) of the ITA and section 6202.1 of the regulations to the ITA;

(vi)
other than obligations to incur qualifying CEE in connection with the “flow-through” shares issued under the FT Subscription Agreements, neither Pretivm nor any corporation “associated” (as defined in the ITA) with Pretivm is a party to any other agreement for the issuance of flow-through shares for which the required expenditures have not been incurred;

(vii)
the incurring and renunciation of Qualifying Expenses to the Purchasers pursuant to the FT Subscription Agreements, does not and will not constitute a breach of or default under the constating documents of Pretivm or any law, regulation, order or ruling applicable to Pretivm or any agreement, contract or indenture to which Pretivm is a party or by which it is bound;

(viii)
if Pretivm amalgamates with any one or more corporations, Pretivm will cause any shares issued to or held by Purchasers of   FT Shares as a replacement for the FT Shares as a result of such amalgamation to qualify by virtue of subsection 87(4.4) of the ITA as “flow-through shares” as described in subsection 66(15) of the ITA and in particular to not be “prescribed shares” or “prescribed rights” as defined in section 6202.1 of the regulations to the ITA;

(ix)	Pretivm will not knowingly renounce any Qualifying Expenses to a trust, corporation or partnership with which Pretivm has a “prohibited relationship” as defined as subsection 66(12.671) of the ITA;

(x)
the Qualifying Expenses to be renounced by Pretivm pursuant to the FT Subscription Agreements would be deductible by Pretivm in computing its income for purposes of the ITA but for the renunciation to Purchasers pursuant to the FT Subscription Agreements and will not include any amount that has previously been renounced by Pretivm to a Purchaser or any other person.

3.2                      Survival of Representations and Warranties

All representations, warranties, covenants, indemnities and agreements of Pretivm herein contained shall survive the purchase and sale of the FT Shares and shall continue in full force and effect for the benefit of the Underwriters, regardless of any investigation by or on behalf of the Underwriters with respect to the FT Shares or Pretivm, subject only to the applicable limitation period prescribed by law.

3.3                      Material Changes

Pretivm agrees that if, between the date of the bid letter between the parties dated June 29, 2011 (the “Bid Letter”) and the Closing Date, a material change (actual, anticipated, contemplated or threatened, financial or otherwise) occurs in respect of the business affairs, operations, assets, liabilities (contingent or otherwise) or capital of Pretivm, or a change in a material fact occurs of which Pretivm becomes aware, Pretivm will:

(a)	as soon as practicable notify the Underwriters in writing, setting forth the particulars of such change;

(b)
as soon as practicable, issue and file with the applicable regulatory authorities any press release required by the applicable Acts that is authorized by a senior officer disclosing the nature and substance of the change;

(c)
as soon as practicable, and in any event no later than 10 days after the date on which the change occurs, file with the Canadian Securities Regulators any report required by the applicable Acts which discloses the change; and

(d)	provide advance drafts of that press release and that report to the Underwriters and their legal counsel.

3.4                      Additional Covenants

(a)
Pretivm will use reasonable best efforts to maintain the listing of its common shares on the TSX and to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Provinces for a period of two years following the Closing Date. For greater certainty, it will not be considered reasonable to maintain such status or listing if to do so would hinder or impede, in any way, any effort on the part of Pretivm to effect, or to take any steps in furtherance of, any amalgamation or business combination (whether by way of a merger, plan of arrangement, consolidation, share or other security exchange transaction, recapitalization, asset acquisition or other transaction) involving any one or more of itself or any of its subsidiaries or affiliates completed in accordance with Applicable Securities Laws.

(b)
Pretivm will from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of Pretivm contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) and not do any such act or thing that would render any representation or warranty of Pretivm contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect.

(c)	Pretivm will fully comply, in all material respects, with the covenants made by Pretivm in the FT Subscription Agreements entered into between Pretivm and each of the Purchasers.

(d)
Pretivm will permit the Underwriters and their legal counsel to participate fully in the preparation of any documents regarding the Offering and allow the Underwriters and their legal counsel to conduct such full and comprehensive review of Pretivm’s business, capital, operations, customers, suppliers and principals, as the Underwriters, in their sole discretion, considers reasonably necessary.

(e)
Pretivm will ensure that the issue and sale of the FT Shares will fully comply, in all material respects, with the requirements of the Acts and will comply with their obligations set out in the FT Subscription Agreements.

(f)	Pretivm will use commercially reasonable efforts to arrange for the Pretivm’s auditors to participate in any due diligence investigations or meetings reasonably requested by the Underwriters.

(g)
Pretivm will immediately send to the Underwriters and its legal counsel copies of all correspondence and filings to and correspondence from the Canadian Securities Regulators or the TSX , relating to the Offering.

(h)
Within 10 days of the Closing, Pretivm will file with the Commissions any report(s) required to be filed by the Acts, including under National Instrument 45-106, in connection with the Offering in the required form, and will provide the Underwriters’ legal counsel with copies of the report or reports.

(i)
Pretivm agrees, from and including the date of this Agreement through to and including the date which is 120 days following the Closing Date, not to directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, grant an option or right in respect of, or otherwise dispose of any additional common shares or any securities convertible or exchangeable into common shares other than pursuant to: (i) the Offering; (ii) the grant or exercise of stock options and other similar issuances pursuant to Pretivm’s stock option plan or other share compensation arrangements in place prior to the Closing Date; and (iii) obligations in respect of existing mineral property agreements; without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld.

(j)	Pretivm will use the gross proceeds from the sale of the FT Shares to incur exploration expenses on its Brucejack and Snowfield Projects that qualify as Qualifying Expenses.

(k)	Pretivm will file all necessary forms and documents with the Canada Revenue Agency to meet is obligations under the FT Subscription Agreements for the FT Shares.

(l)	Pretivm will maintain proper accounting books and records relating to the CEE expenditures and will make such books and records available for inspection by the Underwriters upon reasonable request.

4.                        Underwriters’ Fee

4.1                      The Underwriters will be paid a fee of $0.5425 per FT Share (the “Underwriting Fee”) sold pursuant to this Agreement.  Such Underwriting Fee shall be due and payable in full by Pretivm at the Closing Time.  The Underwriting Fee shall be payable as provided for in section 5.

4.2                      All fees, expenses and other payments under this Agreement shall be paid without giving effect to any withholding or deduction of any tax or similar governmental assessment.  If Pretivm is required by law to deduct or withhold any amounts with respect to any such tax or assessment or if any such tax or assessment is required to be paid by the Underwriters or any of their affiliates as a result or arising out of this Agreement, Pretivm shall pay the Underwriters such additional amounts as shall be required so that the net amount received by the Underwriters from Pretivm after such deduction, withholding or payment shall equal the amounts otherwise payable to the Underwriters under this Agreement (provided that, for greater certainty, Pretivm shall have no obligations in respect of any income or other similar taxes of the Underwriters).  If any Goods and Services Tax, Harmonized Sales Tax, and/or provincial sales taxes or other similar tax is payable with respect to the fees paid or payable to the Underwriters under this engagement, the Underwriters will add the amount of such tax to its invoice and Pretivm shall pay the Underwriters such tax.

5.                        Delivery of Purchase Price, Underwriting Fee and Certificates

5.1                      The Offering shall be completed at the offices of Fasken Martineau DuMoulin LLP, 2900 – 550 Burrard Street, Vancouver, British Columbia, with certificates representing the FT Shares to be concurrently delivered in the city of Toronto at the Closing Time, or such other place, date or time as may be mutually agreed upon.

5.2                      At the Closing Time, Pretivm shall deliver to the Underwriters (i) original certificates countersigned by the Transfer Agent representing the FT Shares and registered as the Lead Underwriter may direct, not less than 24 hours prior to the Closing Time and (ii) payment by certified cheque or wire transfer in lawful money of Canada an amount equal to the Underwriting Fee plus the Underwriters’ Expenses, against payment by the Underwriters, as directed by Pretivm, of the Purchase Price for the FT Shares by wire transfer, in each case together with a receipt signed by the Lead Underwriter for such certificates and for receipt of the Underwriting Fee.

5.3                      In order to facilitate an efficient and timely closing at the Closing Time, the Underwriters may choose to initiate a wire transfer of funds to Pretivm or its counsel representing the Purchase Price for the FT Shares prior to the Closing Time. If the Underwriters do so, Pretivm agrees that such transfer of funds to Pretivm prior to the Closing Time does not constitute a waiver by the Underwriters of any of the conditions of the Closing set out in this Agreement. Furthermore, Pretivm agrees that any such funds received from the Underwriters prior to the Closing Time will be held in trust solely for the benefit of the Underwriters until the Closing Time and if the Closing does not occur at the scheduled Closing Time, such funds shall be immediately returned by wire transfer to the Lead Underwriter, on behalf of the Underwriters, without interest. Upon the satisfaction of the conditions of the Closing and the delivery to the Underwriters of the items set out in section 6, the funds held in trust for the Underwriters shall be deemed to be delivered by the Underwriters to Pretivm in satisfaction of the obligation of the Underwriters under this section 5 and upon such delivery the trust constituted by this section 5 shall be terminated without further formality.

6.                        Closing Conditions

The Underwriters’ obligation to purchase the FT Shares at the Closing Time shall be subject to the accuracy of the representations and warranties of Pretivm contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by Pretivm of its respective obligations under this Agreement and the following conditions:

(a)           Delivery of Opinions

(i)
The Underwriters shall have received at the Closing Time a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, from Canadian counsel to Pretivm, addressed to the Underwriters and their counsel, as to the laws of Canada and the Qualifying Provinces, which counsel in turn may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada and British Columbia, Alberta and Ontario and as to matters of fact, on certificates of the auditors of Pretivm, the Transfer Agent, government officials, public and stock exchange officials and officers of Pretivm and Pretivm Exploration, with respect to the following matters, assuming completion of the Closing:

(A)	as to the valid existence of each of Pretivm and Pretivm Exploration under the laws of their respective jurisdiction of organization or incorporation, as applicable;

(B)	as to the authorized and issued capital of each of Pretivm and Pretivm Exploration;

(C)	that Pretivm is the registered owner of all of the issued and outstanding common shares or other securities of Pretivm Exploration;

(D)
that each of Pretivm and Pretivm Exploration has all requisite corporate power, capacity and authority including under the laws of its respective jurisdiction of incorporation or organization, as applicable, and each is qualified to:

I.	carry on its businesses as presently carried on (as applicable);

II.	own its property;

III.	in the case of Pretivm solely, issue the FT Shares; and

IV.	in the case of Pretivm solely, enter into each of the Related Agreements to which it is a party, and to carry out the transactions contemplated thereby;

(E)
that all necessary action has been taken by Pretivm to authorize, as applicable: (I) the execution and delivery of this Agreement and the performance of its obligations hereunder, and (II) the execution and delivery of each of the Related Agreements to which it is a party and the performance of its obligations thereunder;

(F)	that the FT Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares;

(G)	that Pretivm is a “reporting issuer” or the equivalent thereof in each Qualifying Province where such concept exists;

(H)
that the execution and delivery of this Agreement and the Related Agreements by Pretivm, the fulfilment of the terms of this Agreement and the Related Agreements, the issue and sale of the FT Shares and, the consummation of the transactions contemplated by this Agreement, do not and will not result in a breach (whether after notice or lapse of time or both) of any statute or regulation, or of the terms, conditions or provisions of the constating documents of such parties or any resolutions of directors or shareholders of Pretivm or the Material Contracts;

(I)
that this Agreement and each of the Related Agreements has been duly authorized and executed by Pretivm and constitutes a legal, valid and binding obligation of Pretivm and is enforceable against Pretivm in accordance with its terms, subject to reasonable opinion qualifications;

(J)
that the form and terms of the certificates representing the FT Shares have been duly approved by Pretivm and meet all legal requirements under the constating document of Pretivm, the BCBCA and the rules of TSX (if any) and have been duly approved by Pretivm;

(K)
that Computershare Investor Services Inc. at its principal offices in the cities of Vancouver and Toronto has been duly appointed as the transfer agent and registrar for the common shares of Pretivm, which appointment has not been revoked and amended;

(L)
the issue and sale of the FT Shares by Pretivm to Purchasers has been effected in such a manner to be exempt from the prospectus requirements of the Applicable Securities Laws and no prospectus will be required, no other document will be required to be filed,   no proceeding will be required to be taken and no approval, permit, consent, order or authorization of a regulatory authority will be required to be obtained by Pretivm under the Applicable Securities Laws in connection with the issue and sale of the FT Shares in the Qualifying Provinces to Purchasers of such FT Shares other than the requirement that Pretivm files within 10 days from the date of issue and sale, a report of the sale prepared and executed in accordance with the Applicable Securities Laws, together with the payment of prescribed fees in connection therewith;

(M)
the first trade in, or resale of, the FT Shares, other than a trade which is otherwise exempt under the Acts, will be a deemed distribution subject to the prospectus requirements of the Acts, unless certain conditions are met;

(N)	the FT Shares have been conditionally approved for listing on the TSX subject to the filing of documents in accordance with the requirements of the TSX;

(O)	as to all other legal matters reasonably requested by counsel to the Underwriters relating to the distribution of the FT Shares.

(ii)
The Underwriters shall have received at the Closing Time a legal opinion in form and substance satisfactory to the Underwriters, from Underwriters’ counsel, with respect to all such matters as the Underwriters may reasonably request relating to the distribution of the FT Shares, it being understood that Underwriters’ Counsel may rely, to the extent appropriate in the circumstances, on certificates of officers of Pretivm with respect to factual matters not independently established.

(b)	Delivery of Certificates

(i)
The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed by the President and Chief Executive Officer and the Chief Financial Officer of Pretivm or other officers of Pretivm acceptable to the Underwriters, with respect to the constating documents of Pretivm, all resolutions of Directors relating to this Agreement and Related Agreements to which Pretivm is a party, the incumbency and specimen signatures of signing officers of   Pretivm and such other matters as the Underwriters may reasonably request.

(ii)
The Underwriters shall have received at the Closing Time a certificate of Pretivm dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed on behalf of Pretivm by the President and Chief Executive Officer and the Chief Financial Officer of Pretivm or other officers of Pretivm acceptable to the Underwriters, certifying for and on behalf of Pretivm, after having made due inquiry, that:

(A)
since the date of this Agreement, that (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, prospects or assets of Pretivm or Pretivm Exploration, and (B) no transaction has been entered into by Pretivm which is material to Pretivm;

(B)
no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the FT Shares, or any other securities of Pretivm has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, after due inquiry, contemplated or threatened under any of the Applicable Securities Laws or by any other regulatory authority;

(C)	Pretivm has complied with the terms and conditions of this Agreement on its part to be complied with up to and as of the Closing Time;

(D)
the representations and warranties of Pretivm contained in this Agreement and in any certificate or other document delivered pursuant to or in connection with this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(E)	none of the Related Agreements have been amended (and no amendments are contemplated) and no conditions therein have been waived or are unsatisfied by any of the parties thereto; and

(F)	such other matters as the Underwriters may reasonably request.

(iii)
Pretivm will deliver to the Underwriters certificates of status and/or compliance (or the equivalent), where issuable under applicable law, for Pretivm and Pretivm Exploration, each dated within one day of the Closing Date.

(c)	Subscription Agreements

The FT Subscription Agreements and the certificates representing the FT Shares, as legended in the manner set out in the FT Subscription Agreements, shall have been executed or endorsed, as applicable and delivered by the parties in form and substance satisfactory to the Underwriters and its counsel.

(d)	Listing Approval

The FT Shares will have been approved for listing and posted for trading on the TSX prior to issuance, subject only to the filing of documents in accordance with the requirements of the TSX.

(e)	Necessary Actions Taken

All actions required to be taken by or on behalf of Pretivm, including, without limitation, the passing of all requisite resolutions of the Directors and all requisite filings with any securities regulatory authority will have occurred at or prior to the Closing Time so as to authorize and approve the Related Agreements, the issuance and sale of the FT Shares and all matters relating to the foregoing.

(f)	Receipt of Additional Documents

The Underwriters will have received such other certificates, opinions, agreements, materials or documents as they may reasonably request.

7.                        Rights of Termination

It is understood that the Underwriters may at their sole discretion waive, in whole or in part, or extend the time for compliance with, any of the terms and conditions of this Agreement without prejudice to their rights in respect of any other of such terms and conditions or any other subsequent breach or non-compliance; provided, however, that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all of the Underwriters. No act of the Underwriters in offering the FT Shares shall constitute a waiver or estoppel against the Underwriters.

In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act, or non-compliance with the terms of this Agreement by Pretivm, any Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on such Underwriter’s part, such Underwriter’s obligations under this Agreement, to purchase the FT Shares, by giving written notice to Pretivm at any time at or prior to the Closing Time:

(a)
if, (A) any inquiry, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened, or any order or ruling is issued by any exchange or market, or any other regulatory or governmental authority (other than an inquiry, investigation or other proceeding based solely on the activities of the Underwriters in connection with the Offering), or (B) if any law or regulation under or pursuant to any statute is promulgated or changed which moratorium, inquiry, investigation, proceeding, order, ruling, law or regulation, in the opinion of such Underwriter, operates to prevent or materially restrict the distribution of the FT Shares or the trading of the common shares of Pretivm, or which, in the opinion of such Underwriter, would reasonably be expected to have a Material Adverse Effect on Pretivm, including as to the market price or value of the FT Shares, or which, in the opinion of such Underwriter, would reasonably be expected to materially impair Pretivm’s ability to perform the obligations contemplated in this Agreement or materially affect or impair the consummation of the transactions contemplated in the Related Agreements;

(b)
if, in the opinion of such Underwriter, there occurs or is discovered a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a Material Adverse Effect on Pretivm, including as to the market price or value of the FT Shares, or result in the purchasers of a material number of FT Shares exercising their right under applicable legislation to withdraw from their purchase of, FT Shares, or would reasonably be expected to materially impair Pretivm’s ability to perform the obligations contemplated in this Agreement or materially affect or impair the consummation of the transactions contemplated in the Related Agreements;

(c)
if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), or  any law or regulation which, in the opinion of such Underwriter, materially adversely affects or involves, or will materially adversely affect or involve, the Canadian or U.S. financial markets and/or prevent or materially restrict the trading of the common shares of Pretivm or the distribution of the FT Shares, or may result in a Material Adverse Effect on Pretivm or which could materially impair Pretivm’s ability to perform the obligations contemplated in this Agreement or materially affect or impair the consummation of the transactions contemplated in the Related Agreements;

(d)	if the state of the financial markets is such that in the opinion of such Underwriter, it would be unprofitable to offer or continue to offer the FT Shares for sale;

(e)
if Pretivm is in material breach of any term, condition or covenant of the Related Agreements, or any representation or warranty given by Pretivm becomes, is discovered to be or is materially false, and such material breach or such materially false representation is (i) in the opinion of any Underwriter not capable of being cured prior to the Closing Time, (ii) would result in the failure of any condition precedent set out in section 6 hereof, or (iii) has not been rectified to the satisfaction of any Underwriter within 48 hours of when such Underwriter provides notice to Pretivm, of the same;

(f)	any order to cease trading in securities of Pretivm is made or threatened by a Canadian Securities Regulator; or

(g)
if there is announced any change or proposed change in the income tax laws of Canada or British Columbia or the interpretation or administration thereof and in the reasonable opinion of such Underwriter, such change or proposed change might reasonably be expected to have a significant adverse effect on the tax consequences associated with the purchase, holding or resale of the FT Shares.

In the event of any termination pursuant to section 7. there shall be no further liability on the part of the terminating Underwriter to Pretivm or on the part of Pretivm to the terminating Underwriter, including in all cases in respect of any FT Shares, except in respect of any liability which may have arisen prior to or arise after such termination under sections 8, 13 and 16.  A notice of termination given by an Underwriter under section 7. shall not be binding upon any other Underwriter.

8.                        Indemnity

8.1                      Rights of Indemnity by Pretivm

Pretivm (the “Indemnifier”) agrees to indemnify and save harmless each of the Underwriters and each of their affiliates and each of their respective directors, officers, employees, partners, agents, advisors and shareholders (collectively, the “Indemnified Parties” and, individually, an “Indemnified Party”) from and against any and all losses (except losses of profit), expenses, claims, actions, suits, proceedings damages and liabilities, joint or several, including the aggregate amount paid in settlement of any actions, suits, proceedings, investigations, inquiries or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation, inquiry or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity to which any Indemnified Party may become subject or otherwise involved, in any capacity (collectively, “Claims” and each, individually, a “Claim”), insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

(a)
any information or statement in any material filed in compliance or intended compliance with Applicable Securities Laws being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any information;

(b)
any order made or inquiry, investigation or proceeding commenced or threatened by any securities commission or other competent authority (other than any such order or proceeding based solely upon the activities of any of the Underwriters), or any change of law or the interpretation of administration thereof, preventing or restricting the trading in or the sale or distribution of the FT Shares in any of the Qualifying Provinces;

(c)
the non-compliance or alleged non-compliance by Pretivm with any of the Applicable Securities Laws or the 1933 Act, including Pretivm’s non-compliance with any statutory requirement to make any document available for inspection; or

(d)	any breach by Pretivm of its representations, warranties, covenants or obligations to be complied with under the Related Agreements.

9.                      No Indemnity

If and to the extent that a court of competent jurisdiction in a final non-appealable judgment from which no appeal can be made or a governmental authority in a final ruling from which no appeal can be made determines that a Claim resulted from the criminal fraud, gross negligence or wilful misconduct of the Indemnified Party claiming indemnity in connection with its obligations under this Agreement, such Indemnified Party shall promptly reimburse to the Indemnifiers any funds advanced to such Indemnified Party in respect of such Claim and thereafter the indemnity provided for in section 8 shall cease to apply to such Indemnified Party in respect of such Claim.

10.                      Notification of Claims

If any Claim is asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will promptly after the date of the receipt by the Indemnified Party of notice of, or of the Indemnified Party otherwise becoming aware of, any such Claim (whether such Claim is asserted or indemnification might be reasonably be considered to be provided) notify the Indemnifiers of the nature of such Claim (the omission to so notify the Indemnifiers of any potential Claim shall not relieve any Indemnifier from any liability which it may have to any Indemnified Party and any omission to so notify the Indemnifiers of any actual Claim shall affect the Indemnifiers’ liability only to the extent that the Indemnifiers are prejudiced by that failure). The Indemnifiers shall assume the defence of any suit brought to enforce such Claim provided, however, that:

(a)	the defence shall be conducted through legal counsel reasonably acceptable to the Indemnified Party, and

(b)
no settlement of any such Claim or admission of liability may be made by the Indemnifiers without the prior written consent (such consent not to be unreasonably withheld or delayed) of the Indemnified Party, acting reasonably, unless such settlement includes an unconditional release of each of the Indemnified Parties from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party.

The Indemnified Party and the Indemnifiers shall each cooperate fully with the other in the defence of any Claim pursuant to which indemnification is provided hereunder. Without limiting the generality of the foregoing, each such person shall furnish to the other person (at the expense of the Indemnifiers) such documentary or other evidence as is then in its possession as may reasonably be requested by the other person for the purpose of defending against any such Claim.

11.                      Right of Indemnity in Favour of Others

The Indemnifiers acknowledge and agree that the Underwriters are contracting on their own behalf and as agents for their respective affiliates, directors, officers, employees, partners, agents, advisors and shareholders and accordingly hereby constitute the Underwriters as trustees for any other Indemnified Party for the covenants of the Indemnifiers contained in this section 11 and the Underwriters agree to accept such trust and to hold such covenants on behalf of such persons.

12.                      Retaining Counsel

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the applicable Indemnifier and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and an Indemnifier and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; or (iii) the applicable Indemnifier shall not have retained counsel within seven (7) Business Days following receipt by such Indemnifier of notice of any such Claim from the Indemnified Party.

13.                      Contribution

13.1                    Rights of Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in section 8 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, Pretivm and the Underwriters, severally and not jointly, shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses of a nature contemplated by section 8 in such proportions as is appropriate to reflect: (i) as among Pretivm and the Underwriters, the relative fault of Pretivm and the Underwriters; and (ii) as among Pretivm and the Underwriters the cash proceeds ultimately received by Pretivm from this Agreement and the Related Agreements and the Underwriting Fee received by the Underwriters pursuant to this Agreement. Relative fault shall be determined by reference to, among other things, the intent of such parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. Pretivm and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this section 13, (A) the Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the aggregate Underwriting Fee or any portion of the Underwriting Fee actually received by each of them; and (B) no party who has been determined by a court of competent jurisdiction, in a final non-appealable judgment from which no appeal can be made or a governmental authority in a final ruling from which no appeal can be made, to have engaged in any criminal fraud, gross negligence, fraudulent misrepresentation, wilful misconduct, reckless disregard or intentional fault in connection with its obligations under this Agreement shall be entitled to claim contribution from any person who has not also been determined by a court of competent jurisdiction, in a final non-appealable judgment from which no appeal can be made or a governmental authority in a final ruling from which no appeal can be made, to have engaged in such criminal fraud, gross negligence, fraudulent misrepresentation, wilful misconduct, reckless disregard or intentional fault.

13.2                      Rights of Contribution in Addition to Other Rights

The rights to contribution provided in this section 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

13.3                      Calculation of Contribution

In the event that an Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(a)           the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in section 13.1, and

(b)
the amount of the Underwriting Fee actually received by the Underwriters under this Agreement, and an Underwriter shall in no event be liable to contribute any amount in excess of such Underwriter’s portion of the Underwriting Fee actually received under this Agreement.

13.4                    Notice

If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Indemnifier notice of such claim in writing, as soon as reasonably possible, but failure to notify the Indemnifier shall not relieve the Indemnifier of any obligation which he or it may have to the Underwriters under this section 13.

14.                      Right of Contribution in Favour of Others

The Indemnifiers acknowledge and agree that the Underwriters are contracting on their own behalf and as agents for their respective affiliates, directors, officers, employees, partners, agents, advisors and shareholders.

15.                      Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

16.                      Expenses

Pretivm will be responsible for all expenses relating to the issue, sale and delivery of the FT Shares and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement, including the fees, taxes and disbursements of the legal counsel, auditors, roadshow consultants, printers and other consultants and service providers retained by Pretivm.  In addition, Pretivm will reimburse the Underwriters for all reasonable out-of-pocket expenses incurred by the Underwriters in connection with the transactions contemplated by this Agreement, including, but not limited to, the fees, taxes and disbursements of Underwriters’ legal counsel, advertising, printing, courier, telecommunications, data searches, travel, any other expenses and the fees, taxes and disbursements of experts retained by the Underwriters, together with any related Goods and Services Tax (“GST”) and provincial sales taxes or Harmonized Sales Tax (“HST”), as applicable, provided, however, that any individual expense greater than $10,000, excluding legal fees, shall be subject to Pretivm’s written consent. Such reimbursements will be payable upon a request for payment thereof by the Lead Underwriter.

17.                      Rights to Purchase

17.1                    Obligation of Underwriters to Purchase

The obligation of the Underwriters to purchase the FT Shares at the Closing Time shall be several and not joint and shall be limited to the percentage of the FT Shares set out opposite the name of the Underwriters respectively below:

CIBC World Markets Inc.	50%

BMO Nesbitt Burns Inc.	25%

GMP Securities L.P.	25%

Subject to section 17, in the event that any of the Underwriters shall fail to purchase its applicable percentage of the FT Shares at the Closing Time, the others shall be obligated, severally (not jointly), to purchase on a pro rata basis all of the percentage of the FT Shares that would otherwise have been purchased by the defaulting Underwriter(s); provided, however, that in the event that the percentage of the total number of FT Shares which the defaulting Underwriter(s) has failed to purchase exceeds 10% of the total number of FT Shares which the Underwriters have agreed to purchase, the other Underwriters shall have the right, but shall not be obligated, to purchase on a pro rata basis all of the percentage of the total number of FT Shares that would otherwise have been purchased by the defaulting Underwriter(s). In the event that such right is not exercised, then Pretivm shall have the right to terminate its obligations hereunder without liability except as set out below and the other Underwriters which are not in default shall be relieved of all obligations to Pretivm in respect of the defaulting Underwriter’s FT Shares. Nothing in this section 17.1 shall oblige Pretivm to sell to the Underwriters less than all of the FT Shares or relieve from liability to Pretivm any Underwriter which shall be so in default. In the event of a termination by Pretivm of its obligations under this Agreement pursuant to this section 17.1, there shall be no further liability on the part of Pretivm to the Underwriters except in respect of any liability which may have arisen or may arise under sections 8, 13 or 16.

18.                      Purchases by Other Underwriters

If the amount of the FT Shares which the remaining Underwriters wish to purchase pursuant to section 17.1 exceeds the amount of the FT Shares which would otherwise have been purchased by an Underwriter which is in default, such FT Shares shall be divided pro rata among the Underwriters desiring to purchase such FT Shares in proportion to the percentage of FT Shares which such Underwriters have agreed to purchase as set out in section 17.1.

19.                      Rights to Purchase of Other Underwriters

In the event that one or more but not all of the Underwriters shall exercise their right of termination under section 7, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the FT Shares which would otherwise have been purchased by such Underwriters which have so exercised their right of termination. If the amount of such FT Shares which the remaining Underwriters wish, but are not obliged, to purchase exceeds the amount of such FT Shares which remain available for purchase, such FT Shares shall be divided pro rata among the Underwriters desiring to purchase such FT Shares in proportion to the percentage of FT Shares which such Underwriters have agreed to purchase as set out in section 17.1.

20.                      Time

Time is of the essence in the performance of the parties’ respective obligations under this Agreement and the mere lapse of time shall have the effects contemplated hereunder and by law.

21.                      Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia. Any judicial proceeding brought against any of the parties to this Agreement with respect to any dispute arising out of this Agreement or any matter related hereto may be brought only in the courts of British Columbia, in the City of Vancouver, and by execution and delivery of this Agreement, each of the parties to this Agreement accepts for itself the exclusive jurisdiction in the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.

22.                      Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to Pretivm, addressed and sent to:

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, B.C.
V6C 3P1

Attention: Robert A. Quartermain
Facsimile: (604) 558-4784

with a copy to:

Fasken Martineau DuMoulin LLP
2900 – 550 Burrard Street
Vancouver, British Columbia
V6C 0A3

Attention:                      Josh Lewis
Facsimile:                      (604) 632-4853

If to the Lead Underwriter, addressed and sent to:

CIBC World Markets Inc.

400 Burrard Street, 12th Floor

Vancouver, British Columbia

V6C 3A6

Attention: Sam Lee

Facsimile: (604) 891-6330

with a copy to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia
V7X 1L3

Attention:                      Bob Wooder
Facsimile:                      (604) 631-3309

or to such other address as any of the parties may designate by giving notice to the others in accordance with this section 22.

Each notice shall be personally delivered to the addressee or sent by fax to the addressee and:

(a)
a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b)	a notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent.

23.                      Authority of Lead Underwriter

The Lead Underwriter is hereby authorized by each of the other Underwriters to act on its behalf and Pretivm shall be entitled to and shall act on any notice given in accordance with section 22 or agreement entered into by or on behalf of the Underwriters by the Lead Underwriter, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to section 8 and section 13, which indemnification and contribution rights may be exercised by any of the Underwriters, a notice of termination pursuant to section 7 which notice may be given by any of the Underwriters, or any waiver pursuant to section 7, which waiver must be signed by all of the Underwriters. The Lead Underwriter shall consult where practical with the other Underwriters concerning any matter in respect of which they act as representative of the Underwriters.

24.                      No Fiduciary Relationship

Pretivm hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the FT Shares contemplated hereby.  Pretivm further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to Pretivm, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the FT Shares, either before or after the date hereof.  The Underwriters hereby expressly disclaim any fiduciary or similar obligations to Pretivm, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and Pretivm hereby confirms its understanding and agreement to that effect.  Pretivm and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to Pretivm regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the FT Shares, do not constitute advice or recommendations to Pretivm.  Pretivm and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of Pretivm and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of Pretivm with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising Pretivm on other matters).  Pretivm hereby waives and releases, to the fullest extent permitted by law, any claims that Pretivm may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to Pretivm in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

25.                      Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation of any party).

26.                      Counterparts

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Lead Underwriter upon which this letter as so accepted shall constitute an Agreement among us.

[signature page follows]

Yours very truly,

CIBC WORLD MARKETS INC.
By: “Sam Lee” Name: Sam Lee Title: Executive Director
BMO NESBITT BURNS INC.
By: “Carter Hohmann” Name: Carter Hohmann Title: Director
GMP SECURITIES L.P.
By: “Kevin Reid” Name: Kevin Reid Title: Managing Director, Investment Banking

The foregoing offer is accepted and agreed to as of the date first above written.

PRETIUM RESOURCES INC.

By:         “Robert Quartermain”
Name: Robert Quartermain
Title: President and Chief Executive Officer